

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2012

Via E-mail
C. Allan Swaringen
Chief Executive Officer and President
Jones Lang LaSalle Income Property Trust, Inc.
200 East Randolph Drive
Chicago, Illinois 60601

> **Re:    Jones Lang LaSalle Income Property Trust, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed December 21, 2011**
> **File No. 333-177963**

Dear Mr. Swaringen:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.    We note your response to comment 1 of our comment letter dated December 13, 2011.  We have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review.  Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

2.    We note your response to comment 8 of our comment letter dated December 13, 2011. Please confirm that your monthly pricing supplements will prominently disclose that your website may have more recent pricing information and that the

> pricing supplement will list, for each business day in the prior period for which the price was not disclosed in the prospectus, the daily NAV.

3.  We note your response to comment 9 of our comment letter dated December 13, 2011.  We also note your disclosure that you will disclose information as promptly as reasonably practicable through a press release that is posted on your website and in your filings with the SEC.  Please tell us what type of filings you intend to make and what type of changes in NAV will lead you to disclose this information on your website and in filings with the SEC.

Cover Page of Prospectus

4.  We note your response to comment 16 of our comment letter dated December 13, 2011.  Please also revise the footnote to the cover page of the prospectus to indicate that such fees will be paid until they equal 10% of the gross proceeds from the primary portion of the offering.

Fees and Expenses, page 13

5.  We note your response to comment 19 of our comment letter dated December 13, 2011 and reissue that comment in part.  If you cannot add an additional column to disclose the recipient you may revise the first column to disclose the recipient in addition to the type of compensation.  For example, you may add the recipient in another font, such as italics, under the type of compensation.  In addition, we note you state that "disclosing the aggregate dealer manager and distribution fees that will be paid over the life of the offering would be misleading to investors because of the 'best efforts' nature of the offering, which creates uncertainty as to the duration of the offering." We further note your response to comment 6 where you state that "the Issuer confirms that it reasonably expects to offer and sell the $3,000,000,000 in shares of common stock… within two years of the initial effective date." Please revise this table and the table on page 93 to include the aggregate dealer manager and distribution fees assuming you sell the maximum offering.

Distributions, page 19

6.  We note your response to comment 22 of our comment letter dated December 13, 2011.  We understand that your policy generally will be to pay distributions from cash flow from operations.  If you expect that in the early phases of the offering you may pay distributions in excess of cash flow from operations, please revise your disclosure to state so.  In addition, if you intend to pay distributions in excess of earnings, please revise your disclosure to state so.

Our Real Estate Investments, page 69

7.      We note your response to comment 28 of our comment letter dated December 13, 2011.  Please confirm to us that your Average Minimum Base Rent per Occupied (Sq. Ft.) disclosure on page 72 accounts for tenant concessions and allowances.  Please note that average effective annual rent per square is rent minus tenant concessions and allowances.

Net Asset Value Calculation and Valuation Guidelines, page 102

8.      We note your response to comment 33 of our comment letter dated December 13, 2011. Please clarify whether NAV or any of the disclosed sub-items, such as the appraised properties, will be expertised.  If NAV or its related sub-items will be expertised, please revise the consent filed as Exhibit 23.4 and the related disclosure on page 165 under "Experts" accordingly.  If NAV or its related sub-items will not be expertised, please remove the consent and delete the related disclosure on page 165.

Distribution Information, page 110

9.      Please explain how you calculated adjusted cash flow from operations in the table on this page.

Historical NAV Per Share, page 111

10.     With respect to your historical NAV per share, please provide additional disclosure on the process used to determine the historical NAV, the methodologies and key assumptions, a break-out of each of the major sub-items valued and the relationship between the cost of the property portfolio and the current value.

11.     We note your disclosure that for your historical quarterly NAV per share, you recorded your mortgage debt payable at fair value but you have changed this to the outstanding loan balance for purposes of your new valuation guidelines.  Please tell us the reasons for this change.

Item 37. Undertakings, page II-3

12.     We note your response to comment 38 of our comment letter dated December 13, 2011 and reissue that comment in part.  Please revise the registration statement to provide the undertakings required by Section 20.D of Industry Guide 5.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Kevin Woody, Accounting Branch Chief, at (202) 5514-3629 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel

cc:     Jason W. Goode
        Alston & Bird LLP